

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Teofilo Raad
Chief Executive Officer
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, Massachusetts 02421

     **Re:  Pulmatrix, Inc.**
         **Registration Statement on Form S-3**
         **Filed August 7, 2020**
         **File No. 333-242341**

Dear Mr. Raad:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Courtney Lindsay at (202) 551-7237 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences